VIA EDGAR

November 23, 2010

Jay E. Ingram, Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington D.C., 20549-4631

Re:           Thompson Designs, Inc.
Registration Statement on Form S-1
Filed October 27, 2010
File No. 333-170155

Dear Mr. Ingram:

We write on behalf of Thompson Designs, Inc. (the “Company”) in response to comments by the United States Securities and Exchanges Commissions (the “Commission”) in a letter dated November 22, 2010 by Jay E. Ingram, Legal Branch Chief of the Commission’s Division of Corporate Finance, Office of Manufacturing and Construction, commenting on the Company’s Registration Statement on Form S-1 filed October 27, 2010.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

General

1.
Section (a)(2) of Rule 419 of Regulation C under the Securities Act defines a blank check company as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In discussing this definition in the adopting release for the rule, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.”  See Security Act Release No. 33-6932 (Apr. 28, 1992).

Disclosure indicates that Thompson Design is a development stage company that has no revenues, no assets other than nominal cash and no plans for financing your activities.  There is no indication that Thompson Designs has taken any steps to advance its proposed business plan and your business activities to date provide no assurance that you will be able to survive in the short or long term.  These and other facts suggest that Thompson Designs’ proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Please revise the registration statement to comply with Rule 419.

Response:  In response to this comment, the Company asserts that it is not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended.  Revision of the Registration Statement to fit the requirements of Rule 419 would be incoherent and materially misleading in light of the Company’s specific business plan and purpose.

Rule 419 defines a “blank check company” as a company that:

i. Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii. Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

In Securities Act Release No. 33-6932, the Commission stated that, “Start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”

The Company clearly has a specific business plan and purpose.  As detailed throughout the Registration Statement, its business purpose is to design, manufacture, and install custom property signage.  The Company has disclosed a detailed budget and plan of operations for the start-up of its planned business.  Mr. Thompson founded the Company for the purpose of pursuing this plan of operations.  Although he has no prior executive experience, he is familiar with the materials and process required to produce and install the Company’s planned products and has had some experience in the construction industry as a project estimator.  The Company was founded as an entrepreneurial venture with purpose of applying this knowledge to pursue the business plan set forth in the Registration Statement.

In addition, specific risks relating to the Company’s brief operating history, lack of revenues to date, current shortage of operating capital, and related matters have been disclosed in the Registration Statement.  The presence or absence of such risks is not germane in determining whether an issuer is a “blank check” company within the definition of Rule 419.  Instead, the appropriate standard is whether the company has a specific business plan or purpose, or whether it has “indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.” See, Securities Act Release No. 33-6932.

As disclosed in the Registration Statement, the very purpose of the Offering is to seek the additional equity capital needed to fund its specifically described start-up plan of operations.  The Company is not seeking funding in relation to any type merger or acquisition and has given no indication that this it has any plan or intention to pursue such a transaction.  Instead, the Company has given a detailed “Use of Proceeds” disclosure in which “specific percentage[s] of offering proceeds [are] committed to a specific business plan.” See, Securities Act Release No. 33-6932.

Although the Company has given no indication that it plans to engage in a merger or acquisition with an unidentified company or companies, it has added some clarifying language to the Registration Statement in response to this Comment.  Near the end of the Summary section on Page 5, the Company has added the following statement:

“We are not a ‘blank check’ company and have no plans to engage in a merger or acquisition with any other company or other entity.”

2.
Since Thompson Designs has a sole officer and director, please revise your disclosure throughout that refers to more than one officer and director.  For example, refer to the second paragraph on the outside front cover page.

Response: The reference to “officers and directors” on the inside cover page has been corrected to reflect the singular.  Other such references throughout the Registration Statement have, where appropriate, been corrected to the singular, including on Pages 6, 17, 29, 30, and 31.

Outside Front Cover page

3.	Please disclose that the minimum investment amount for a single investor is $300.00 for 40,000 shares of common stock. We note the disclosure on page 5.

Response:  This information has been added as the second sentence on the Prospectus cover page (Page 2 of the Registration Statement).

Interests of Named Experts and Counsel, page 21

4.	Please include counsel’s address. See paragraph 23 of Schedule A to the Securities Act.

Response:  Counsel’s address as been added on Page 21 under Interests of Named Experts and Counsel.

Description of Business, page 21

5.	Please describe the sources and availability of raw materials for Thompson Designs’ planned products. See Item 101(h)(4)(v) of Regulation S-K.

Response:  The following disclosure has been added to Page 22 of the Registration Statement under the heading “Signage Design and Construction Process”:

“The raw materials used in the construction of our planned signage products are commercially available materials commonly used in the construction industry.    Our bulk foam supplies will be procured from Star Foam and our other materials will be purchased from ABC Supply.  Although we plan to use these specific suppliers for the forseeable future, comparable raw materials suitable to our needs are generally available from several suppliers in Las Vegas and the surrounding region.”

Description of Property, page 24

6.
Please disclose that Thompson Designs’ sole director and officer provides office services without charge and that he is under no obligation to continue this arrangement.  We note the disclosure in Note 5 to the financial statements on page F-8.

Response:  The following disclosure has been added to Page 24 under Description of Property: “Our sole officer and director provides office services without charge. There is no obligation for him to continue this arrangement.”

Directors and Executive Officers, page 29

7.	Please describe briefly the business experience of Mr. Kade Thompson during the past five years. See Item 401(e)(1) of Regulation S-K.

Response:  The disclosure regarding Mr. Thompson on Page 29 has been revised to include the following clarification:  “Mr. Thompson does not have any business experience beyond his current outside position as a construction project estimator.”

This language has also been added to the first Risk Factor on Page 8 of the Registration Statement.

Certain Relationships and Related Transactions, page 33

8.	Please identify any promoter of Thompson Designs, and disclose any transactions with promoters. See Item 404(c) of Regulation S-K.

Response:  The Company does not have, and has not had, any promoters.  There are no transactions within the scope of Item 404 of Regulation S-K other than those described in the Registration Statement.

Available Information, page 33

9.
We note the “qualified in their entirety” language.  Please note that you may not qualify information in a prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C.

Response:  This language has been deleted from the Available Information section on Page 33.

Undertakings, page 36

10.	Please include the undertakings required by Items 512(a)(5)(ii) and (a)(6) ofRegulation S-k.

Response:  These undertakings have been added to Page 36 of the Registration Statement under the Undertakings heading.

Exhibits

11.	Please file the subscription agreement being used to subscribe for shares in the offering as an exhibit to the registration statement.

Response:  The form of the Subscription Agreement to be used to subscribe for shares in the Offering has been added as Exhibit 99.1.

Exhibit 5.1

12.	Please have counsel revise the opinion to include counsel’s consent to being named in the registration statement. See Rule 436 of Regulation C.

Response:  Counsel’s opinion at Exhibit 5.1 has been revised to include counsel’s consent to being named in the Registration Statement.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 384-5563.

Sincerely,

BROWN, BROWN & PREMSRIRUT

/s/ Puoy Premsrirut
Puoy Premsrirut, Esq.

Enclosure (Acknowledgment by the Company)